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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)(1)

                          Russ Berrie and Company, Inc.
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                                (Name of Issuer)

                        Common Stock, $0.10 stated value
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                         (Title of Class of Securities)

                                   782233 10 0
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                                 (CUSIP Number)

                             Joel I. Greenberg, Esq.
           Kaye Scholer LLP, 425 Park Avenue, New York, New York 10022
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 20, 2002
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)



--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 6
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                                  SCHEDULE 13D

CUSIP No. 782233 10 0                                          PAGE 2 OF 6 PAGES
          -----------

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1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Myron Rosner
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (A) [ ]

                                                                         (B) [ ]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

           00
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(D) OR 2(E)  [ ]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
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                  7  SOLE VOTING POWER
                            2,757
                  --------------------------------------------------------------
     NUMBER OF    8  SHARED VOTING POWER
      SHARES                3,017,039
   BENEFICIALLY   --------------------------------------------------------------
     OWNED BY     9  SOLE DISPOSITIVE POWER
       EACH                 2,757
     REPORTING    --------------------------------------------------------------
      PERSON      10 SHARED DISPOSITIVE POWER
       WITH                 3,017,039
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,019,796
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [X]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.8 %
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14 TYPE OF REPORTING PERSON*

           IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13D

         The statement on Schedule 13D relating to the common stock, $0.10 stated value per share, of Russ Berrie and Company, Inc., a New Jersey corporation (the "Company"), filed on February 21, 2002 by Myron Rosner (the "Initial Schedule 13D"), as amended by Amendment Number 1 to the statement on
Schedule 13D, filed on March 18, 2002 by Myron Rosner ("Amendment Number 1") and as amended by Amendment Number 2 to the statement on Schedule 13D, filed on May 9, 2002 by Myron Rosner ("Amendment Number 2" and together with the Initial
Schedule 13D and Amendment Number 1, the "Schedule 13D") is hereby amended as follows. Except as otherwise amended, the Schedule 13D remains the same.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) Mr. Rosner beneficially owns 3,019,796 shares, which represents 14.8% of the Company's outstanding common stock (based on 20,429,235 shares of common stock outstanding as of June 10, 2002), as follows:

                  (i) 2,757 shares held in a roll-over IRA plan, of which Mr. Rosner has sole voting power and sole dispositive power with respect to the shares.

                  (ii) 750 shares held by Mr. Rosner as joint tenant with his spouse, with respect to which Mr. Rosner has shared voting power and shared dispositive power.

                  (iii) 2,000,000 shares held of record by The Russell Berrie 2001 Annuity Trust, of which Mr. Rosner is a co-trustee possessing shared voting power and shared dispositive power with respect to the shares held by such trust.

                  (iv) 898,348 shares held of record by The Russell Berrie 2002A Trust, of which Mr. Rosner is a co-trustee possessing shared voting power and shared dispositive power with respect to the shares held by such trust.

                  (v) 117,941 shares held of record by The Leslie Berrie 1993 Trust, of which Mr. Rosner is a co-trustee possessing shared voting power and shared dispositive power with respect to the shares held by such trust.

                  Mr. Rosner disclaims beneficial ownership of the shares set forth in clause (v).

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                  This statement does not include 6,265 shares held beneficially and of record by The Russell Berrie Foundation, a New Jersey Nonprofit Corporation, of which Mr. Rosner is a co-trustee. This statement also does not include 5,305,194 shares held of record by The Russell Berrie 1999 Charitable Remainder Trust. Mr. Rosner is not trustee of, and has no power to revoke, The Russell Berrie 1999 Charitable Remainder Trust, but does have the right to remove the trustee and appoint a successor trustee.

         (c) The following transactions were effected since filing Amendment Number 2.

                  (i) On May 20, 2002 The Leslie Berrie 1993 Trust, of which Mr. Rosner is a co-trustee possessing shared voting power and shared dispositive power with respect to the shares held by such trust, sold 6,000 shares.

                  (ii) On May 21, 2002 The Leslie Berrie 1993 Trust, of which Mr. Rosner is a co-trustee possessing shared voting power and shared dispositive power with respect to the shares held by such trust, sold 600 shares.

                  (iii) On June 10, 2002 Mr. Rosner appointed Angelica Berrie as co-trustee of The Russell Berrie 1996 Annuity Trust and The Russell Berrie 1999 Annuity Trust. As a result, Mr. Rosner was a co-trustee possessing shared voting power and shared dispositive power with respect to 242,782 shares held by The Russell Berrie 1996 Annuity Trust and 503,557 shares held by The Russell Berrie 1999 Annuity Trust. Effective as of June 10, 2002, Mr. Rosner resigned as trustee of each of The Russell Berrie 1996 Annuity Trust, The Russell Berrie 1999 Annuity Trust and The Russell Berrie 1995 Annuity Trust.

                  (iv) Effective as of June 10, 2002, The Russell Berrie 2002 Trust was revoked and the 898,348 shares of common stock of the Company previously held by such trust were transferred to The Russell Berrie 2002A Trust, of which Mr. Rosner is a co-trustee possessing shared voting power and shared dispositive power with respect to the shares held by such trust.

                  (v) On June 28, 2002 The Leslie Berrie 1993 Trust, of which Mr. Rosner is a co-trustee possessing shared voting power and shared dispositive power with respect to the shares held by such trust, sold 1,000 shares.

                  (vi) On July 8, 2002 The Leslie Berrie 1993 Trust, of which Mr. Rosner is a co-trustee possessing shared voting power and

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                           shared dispositive power with respect to the shares
                           held by such trust, sold 1,000 shares.

                  (d) Other than Myron Rosner, Liesa Rosner, Leslie Berrie and Russell Berrie, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described as included in Item 5(a)-(b).

                  (e)      Not applicable.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       July 10, 2002
                                           -------------------------------------
                                                         (Date)



                                                     /s/ Myron Rosner
                                           -------------------------------------
                                                       (Signature)



                                                       Myron Rosner
                                           -------------------------------------
                                                          (Name)



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